UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 333-62207

A. Full title of the Plan and the address of the Plan,
if different from that of the issuer named below:

Chelsea Property Group 401(K) Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CHELSEA PROPERTY GROUP, INC.
103 Eisenhower Parkway
Roseland, New Jersey 07068

Chelsea Property Group 401(k) Savings Plan

Index to Financial Statements and Schedule

December 31, 2002

Contents

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002
Notes to Financial Statements

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	1 2 3 4 8

Report of Independent Auditors

Chelsea Property Group 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Chelsea Property Group 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 13, 2003

Chelsea Property Group 401(k) Savings Plan

Statements of Net Assets Available for Benefits

                                                              December 31
                                                          2002            2001
                                                      ------------------------------
Assets
Investments, at fair value:
   Vanguard Growth and Income Fund                    $   378,523      $   402,784
   Vanguard Balanced Index Fund                           256,169          227,099
   Vanguard Intermediate Term Bond Index Fund             539,903          282,037
   Vanguard Asset Allocation Fund                         228,123          208,917
   Vanguard Growth Index Fund                             519,227          646,767
   Vanguard US Growth Fund                                179,099          242,690
   Fidelity Advisor Technology Fund                       152,320          237,666
   Fidelity Advisor Healthcare Fund                       131,472          129,005
   Vanguard 500 Index Fund                                453,067          393,144
   Vanguard International Growth Fund                      73,660           56,844
   Vanguard European Stock Index                           61,501           47,210
   Vanguard Federal Money Market Fund                     690,651          278,515
   Chelsea Property Group, Inc. Common Stock              342,224          257,034
   Vanguard Money Market Reserves                          49,222           29,732
   Participant loans                                      115,273           81,129
                                                    -------------------------------
Total investments                                       4,170,434        3,520,573
                                                    -------------------------------

Receivables:
   Participants contributions                              58,093           88,897
   Employer contributions                                  18,648           29,409
                                                    -------------------------------
Total receivables                                          76,741          118,306
                                                    -------------------------------

Excess contributions payable                               23,320                -
                                                    -------------------------------
Net assets available for benefits                     $ 4,223,855      $ 3,638,879
                                                    ===============================

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
   Interest and dividends                                                  $   93,718
   Participant contributions                                                  874,444
   Employer contributions                                                     241,612
   Participant rollovers                                                      137,634
                                                                          ------------
Total additions                                                             1,347,408

Deductions:
   Participant withdrawals                                                    159,899
   Net realized and unrealized depreciation in fair value of investments      602,533
                                                                          ------------
Total deductions                                                              762,432
                                                                          ------------
Net increase                                                                  584,976

Net assets available for benefits:
   Beginning of year                                                        3,638,879
                                                                          ------------
   End of year                                                             $4,223,855
                                                                          ============

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of Chelsea Property Group 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

Investments

Investments are valued at fair value using share values of the funds as reported by Metavante 401(k) Services on December 31, 2002 and Trustar Retirement Services ("Trustar") on December 31, 2001.

Appreciation or depreciation of securities represents realized gains (losses) and the change in fair value during the year.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 26, 1998, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated, effective February 1, 2000. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator, CPG Partners, L.P., believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt (see Note 4)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts from the prior year have been reclassified to conform with the current year’s presentation.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan is a defined contribution plan sponsored and administered by CPG Partners, L.P. (formerly Chelsea GCA Realty Partnership, L.P.) (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea Property Group, Inc. (formerly Chelsea GCA Realty, Inc.) common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective October 19, 2001, the Plan was updated to reflect new legislation.

All employees of the Partnership were eligible to participate in the Plan after completing 1,000 hours or one year of service and attaining age 21 through November 1, 2000 at which time the Partnership amended the Plan’s eligibility requirements (the "Amendment"). Employees of the Partnership are eligible to participate in the Plan after 6 months of service with no hours requirement. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the Code of $11,000 for 2002 and $10,500 for 2001. Rollover contributions of $137,634 in 2002 were made by participants from other qualified plans.

Effective November 1, 2002 (the "Transition Date"), Matrix Capital Bank Trust Services (the "Trustee") began serving as trustee of the Plan. Prior to the Transition Date, Trustar Retirement Services served as trustee of the plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Vanguard and Fidelity.

Effective February 1, 2000, the Company no longer offered Chelsea Property Group, Inc. common stock as an investment option. Participants can keep the common stock they currently have in their account, but they cannot purchase additional stock.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her vested balance to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate between 8.0% and 9.75% at December 31, 2002 and 2001.

The Plan provides for an employer discretionary matching contribution. For the 2002 Plan year, the matching contribution was equal to 50% of each participant’s first 6% contributed to the Plan.

As of December 31, 2002 and 2001, forfeitures in the amount of $8,366 and $22,083, respectively, will be used to reduce future Company contributions. Forfeitures arise from forfeited balances of terminated participant’s nonvested accounts.

Employees with the following titles are not eligible to participate in the matching contribution: Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, Senior Vice President, Executive Vice President, and Vice President.

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service After 2 years of vesting service After 3 years of vesting service After 4 years of vesting service After 5 years of vesting service	20% 40% 60% 80% 100%

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon the termination of the Plan, the monies already invested in the Plan are distributed to the participants based on their account values at termination. If money has been deducted from a participant's paycheck but not yet deposited into the Plan, those monies are at risk because they are not yet considered part of the Plan.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator, CPG Partners, L.P.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Net Appreciation (Depreciation) in Fair Value of Investments

During the year ended December 31, 2002, the investments of the Plan appreciated (depreciated) in fair value as follows:

         Vanguard Growth and Income Fund                      $   (112,673)
         Vanguard Balanced Index Fund                              (31,466)
         Vanguard Intermediate Term Bond Index Fund                 21,797
         Vanguard Asset Allocation Fund                            (43,613)
         Vanguard Growth Index Fund                               (168,865)
         Vanguard US Growth Fund                                   (93,391)
         Fidelity Advisor Technology Fund                          (93,018)
         Fidelity Advisor Healthcare Fund                          (24,935)
         Vanguard 500 Index Fund                                  (113,531)
         Vanguard International Growth Fund                        (14,141)
         Vanguard European Stock Index                             (13,887)
         Chelsea Property Group, Inc. Common Stock                  85,190
                                                           -------------------
                                                              $   (602,533)
                                                           ===================

4. Subsequent Event

Effective January 1, 2003, the Plan adopted the Metavante 401(k) Services, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust. The Plan has received an opinion letter from the Internal Revenue Service dated August 7, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code.

Schedule

EIN 22-3258100
Plan #: 001

Chelsea Property Group 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2002

   Identity of Issue,               Description of Investment, Including         Number
  Borrower, Lessor or                Maturity Date, Rate of Interest,              of          Current
    Similar Party                         Par or Maturity Value                  Shares        Value
----------------------------------------------------------------------------------------------------------------------------
Matrix Capital Bank                    Vanguard Growth and Income Fund           17,403.3    $  378,523
Matrix Capital Bank                    Vanguard Balanced Index Fund              16,368.6       256,169
Matrix Capital Bank                    Vanguard Intermediate Term Bond
                                         Index Fund                              50,223.6       539,903
Matrix Capital Bank                    Vanguard Asset Allocation Fund            12,624.4       228,123
Matrix Capital Bank                    Vanguard Growth Index Fund                26,026.4       519,227
Matrix Capital Bank                    Vanguard US Growth Fund                   14,850.7       179,099
Matrix Capital Bank                    Fidelity Advisor Technology Fund          15,401.4       152,320
Matrix Capital Bank                    Fidelity Advisor Healthcare Fund           8,065.8       131,472
Matrix Capital Bank                    Vanguard 500 Index Fund                    5,583.1       453,067
Matrix Capital Bank                    Vanguard International Growth Fund         6,057.6        73,660
Matrix Capital Bank                    Vanguard European Stock Index              3,794.0        61,501
Matrix Capital Bank                    Vanguard Federal Money Market Fund       690,651.1       690,651
Vanguard                               Money Market Reserves                     49,222.2        49,222
                                                                                             ------------
                                                                                              3,712,937

Chelsea Property Group, Inc.*          Common Stock                              10,273.9       342,224

Participant loans receivable *         Interest rates range from 8.0% to 9.75%
                                       maturing through 2006                                    115,273
                                                                                             ------------
Total investments                                                                            $4,170,434
                                                                                             ============

*   Party-in-interest to the Plan.

Exhibit Index

Exhibit Number Exhibit 1 Exhibit 99	Document Consent of Ernst & Young LLP Section 906 Certifications